SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of: July 2003

                        Commission File Number: 001-16429

                                     ABB Ltd
                    ----------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                    ----------------------------------------
                 (Translation of registrant's name into English)

                                   Switzerland
                    ----------------------------------------
                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
        ----------------------------------------------------------------
                    (Address of principal executive offices)

       Registrant's telephone number, international: + 011-41-1-317-7111
                                                     -------------------



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F   X             Form 40-F
                             ---                        ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                       No   X
                             ---                      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Form 6-K consists of the following:

1. Press release of ABB Ltd (the "Company"), dated July 29, 2003, announcing the Company's financial results for the second quarter of its 2003 fiscal year.

2. Summary financial information of the Company for the six months ended June 30, 2003.

Press Release


ABB reports solid progress in Q2

o    Double-digit EBIT growth
o    Cost reduction program yields savings of US$ 160 million
o Net income burdened by discontinued operations, capital losses from divestments
o    Core divisions' operating cash flow at US$ 381 million

ABB Q2 2003 key figures (US$ millions)

--------------------------------------------------------------------------------------------------------
                                                             April-June     April-June          % change
                                                                   2003        2002(1)           nominal
--------------------------------------------------------------------------------------------------------
Orders            Group                                           4,929          4,667               +6%
                 ---------------------------------------------------------------------------------------
                    Power Technologies                            1,923          1,809               +6%
                 ---------------------------------------------------------------------------------------
                    Automation Technologies                       2,473          2,322               +7%
--------------------------------------------------------------------------------------------------------
Revenues          Group                                           5,061          4,534              +12%
                 ---------------------------------------------------------------------------------------
                    Power Technologies                            1,939          1,786               +9%
                 ---------------------------------------------------------------------------------------
                    Automation Technologies                       2,463          2,171              +13%
--------------------------------------------------------------------------------------------------------
EBIT*             Group                                             171            150              +14%
                 ---------------------------------------------------------------------------------------
                    Power Technologies                              146            130              +12%
                 ---------------------------------------------------------------------------------------
                    Automation Technologies                         198            162              +22%
                 ---------------------------------------------------------------------------------------
                    Non-core activities                             -33             12
--------------------------------------------------------------------------------------------------------
EBIT margin       Group                                            3.4%           3.3%
                 ---------------------------------------------------------------------------------------
                    Power Technologies                             7.5%           7.3%
                 ---------------------------------------------------------------------------------------
                    Automation Technologies                        8.0%           7.5%
--------------------------------------------------------------------------------------------------------
Income/(loss) from discontinued operations                          -87             -3
--------------------------------------------------------------------------------------------------------
Net income/(loss)                                                   -55             38
--------------------------------------------------------------------------------------------------------

* Earnings before interest and taxes, see Summary Financial Information for more information
(1) Restated to reflect the move of businesses to discontinued operations, a restatement filed by the Swedish Export Credit Corp., and the impact of the equity conversion option (bifurcation) on the convertible bond issued in May 2002. See Summary Financial Information for more information

Zurich, Switzerland, July 29, 2003 - A strong performance by ABB's core Power and Automation Technologies divisions lifted the company's second-quarter earnings before interest and taxes by 14 percent (11 percent in local currencies). Operating cash flow from the core divisions improved and the company again lowered costs while increasing margins. Losses in discontinued operations and capital losses from divestments contributed to a net loss of US$ 55 million.

"We're clearly moving in the right direction," said Jurgen Dormann, ABB chairman and CEO. "We achieved solid earnings, margins and cash flow performance in our core divisions and a steady reduction in our cost base. There is hard work ahead, but our company is now in much better shape than it was a year ago."

Continued growth in Asia and in the service business partly offset lower capital spending in a number of customer industries and weak demand in the Americas. "We held revenues steady despite difficult market conditions in the quarter and we expect higher orders and revenues in the second half," Dormann said. "We therefore confirm our targets."

The company cleared another hurdle toward settling its asbestos liabilities with a positive U.S. court ruling on July 10 at the bankruptcy court level, and continued its program of divestments aimed at reducing total debt by the end of the year to about US$ 6.5 billion.

Summary of group results
Order development varied widely depending on region and industrial sector. Orders were mainly lower in the Americas, flat in western Europe and higher in eastern Europe, Asia, the Middle East and Africa, in line with demand patterns seen at the beginning of the year. Service orders continued to grow, while capital expenditure by customers remained cautious in many sectors. Investment in large power infrastructure projects have been delayed to the second half of the year.

The translation of local currency transactions into U.S. dollars for reporting purposes positively impacted reported orders and revenues by about 10 percent as the the U.S. dollar weakened against the euro and the Swiss franc during the second quarter.

For the second quarter of 2003, ABB reported a 6-percent increase in orders to US$ 4,929 million (down 6 percent in local currencies), compared to US$ 4,667 million in the same period last year. Core division orders grew 6 percent to US$ 4,396 million (down 5 percent in local currencies). Base orders (orders below US$ 15 million) amounted to US$ 4,572 million, or 93 percent of total orders, the same percentage as a year earlier. Orders for Non-core activities and discontinued operations (the Oil, Gas and Petrochemicals division) were lower, both in U.S. dollars and local currencies, compared to the same quarter in 2002.

The combined order backlog for the core divisions rose to US$ 10,052 million from US$ 9,872 million at the end of the first quarter. The order backlog for the group at the end of the second quarter was US$ 10,785 million, flat compared to the first quarter (US$ 10,684 million on March 31, 2003).

Total revenues in the second quarter were 12 percent higher at US$ 5,061 million (down 2 percent in local currencies). Core division revenues rose 11 percent to US$ 4,402 million from US$ 3,957 in the same quarter a year ago (down 1 percent in local currencies). Revenues were slightly higher in Non-core activities.

Group EBIT was US$ 171 million, up 14 percent from the second quarter of 2002 (up 11 percent in local currencies), while core division EBIT amounted to US$ 344 million compared to US$ 292 million in the same quarter last year. Group earnings were affected by a US$ 46-million loss in Building Systems (part of Non-core activities). Group EBIT included restructuring costs of US$ 82 million in the quarter, compared to US$ 51 million in the same quarter a year ago, and a US$ 87-million loss on the divestment of ABB's 35-percent stake in the Swedish Export Credit Corporation (SEK). The company reported a gain of US$ 28 million on the divestment of two holdings in its Equity Ventures portfolio. The EBIT margin was 3.4 percent, up from 3.3 percent in the same quarter last year. Excluding net capital losses of US$ 69 million in the quarter, the EBIT margin amounted to 4.7 percent.

Finance net (the difference between interest and dividend income and interest and other finance expense) was negative US$ 92 million compared to negative US$ 74 million in the second quarter of 2002.

Discontinued operations reported a loss of US$ 87 million compared to a loss of US$ 3 million in the second quarter of 2002, including a loss of US$ 43 million in the Oil, Gas and

Petrochemicals division compared to income of US$ 30 million in the same period last year. Also included in the discontinued operations result is a US$ 30-million non-cash loss reflecting a mark-to-market adjustment of the value of some 30 million ABB Ltd shares committed to cover part of the company's asbestos liabilities.

The ABB Group's second quarter net loss amounted to US$ 55 million, compared to net income of US$ 38 million for the same period in 2002.

Cost reduction
ABB realized savings of about US$ 160 million in the second quarter (US$ 230 million in the first half of the year) from its business improvement program, called Step change. Introduced in late 2002, the goals of the program are to increase competitiveness of ABB's core businesses, reduce overhead costs and streamline operations by approximately $900 million (revised from US$ 800 million) on an annual basis by 2005. The Step change program is expected to be completed by mid-2004.

Major cost-saving projects implemented so far include improved supply management in Sweden, streamlined IT activities in the U.S., Germany and Switzerland, and closures of production facilities in various countries. As a result of the Step change program, the company reduced some 3,800 jobs in the first half of the year.

As part of the initiative to streamline operations, ABB and IBM yesterday announced a ten-year agreement to outsource to IBM close to 90 percent of ABB's information systems infrastructure operations, including the transfer to IBM of 780 employees, in a deal valued at US$ 1.1 billion. ABB expects the outsourcing agreement to result in annual savings of at least US$ 50 million.

As of June 30, 2003, ABB employed 133,200 people, compared to 139,100 at the end of 2002.

Cash flow
The combined cash flow from operations in the two core divisions in the quarter amounted to US$ 381 million. This was more than offset by asbestos-related cash payments of US$ 51 million by U.S. subsidiary Combustion Engineering, US$ 88 million used by discontinued operations (Oil, Gas and Petrochemicals division), US$ 27 million used in Non-core activities, and other movements of some US$ 240 million. As a result, net cash from operating activities in the quarter amounted to negative US$ 25 million.

Divestments
ABB continued its program of divesting non-core businesses and other assets. The company received cash proceeds of US$ 149 million for the 35-percent stake in SEK (reporting a loss on sale in other income (expense), net, of US$ 87 million) and about US$ 90 million for two projects in the Equity Ventures portfolio - a power plant project and a power transmission project, both in Australia - on which ABB recorded a gain on sale in other income (expense), net, of US$ 28 million. The company also sold its shares in the China National Petrochemical Corporation (Sinopec) for US$ 82 million (reporting a loss on sale of US$ 40 million in interest and other finance expense). As a result of these transactions, and minor losses on the sale of other businesses, income for the second quarter was affected by losses of US$ 110 million.

Since the end of the second quarter, ABB has announced an agreement to sell its Nordic Building Systems business (primarily Sweden, Norway, Denmark and Finland) to YIT of Finland for US$ 233 million. ABB also intends to sell the Building Systems business in Switzerland this year and in Germany in 2004. Talks are continuing with potential buyers of the Oil, Gas and Petrochemicals division, which ABB intends to sell in 2003.

Balance sheet and debt
Cash and marketable securities at the end of June amounted to US$ 4,113 million compared to US$ 3,781 million at the end of the previous quarter. Total debt (short-term and long-term borrowings) amounted to US$ 8,304 million, compared to US$ 8,155 million three months earlier, in line with ABB's financial planning. Included in total debt are aggregate borrowings of approximately US$ 1.5 billion under the revolving credit facility negotiated in December 2002.

Stockholders' equity increased to US$ 1,277 million from US$ 1,078 million at the end of March 2003. The net loss for the quarter was more than offset by positive foreign exchange translation effects and unrealized gains on available-for-sale securities.

Asbestos
On July 10, a U.S. bankruptcy court recommended for confirmation a pre-packaged Chapter 11 protection plan filed earlier in the year by a U.S. subsidiary of ABB, Combustion Engineering, marking further progress towards a settlement of the asbestos issue. Following the court's recommendation, an appeals period began before a U.S. district court. The district court has scheduled a hearing for July 31. ABB remains confident that the district court will confirm the plan.

Group outlook
The outlook remains unchanged. From 2002 through 2005, ABB expects compound average annual revenue growth of about 4 percent in local currencies. For 2003, ABB aims to achieve an EBIT margin of 4 percent in U.S. dollars. For 2005, the Group's target EBIT margin is 8 percent in U.S. dollars. Revenue and margin targets exclude major acquisitions and divestments.

By year-end 2003, ABB intends to reduce total debt to about US$ 6.5 billion, and gearing (total debt divided by total debt plus stockholders' equity) to about 70 percent. For 2005, ABB intends to reduce total debt to about US$ 4 billion, and gearing to approximately 50 percent.

Divisional performance Q2 2003

Power Technologies division

--------------------------------------------------------------------------------------------------
  US$ in millions                                     April-June       April-June*       Change
  (except where indicated)                                  2003              2002
--------------------------------------------------------------------------------------------------
Orders                                                     1,923             1,809          +6%
--------------------------------------------------------------------------------------------------
Revenues                                                   1,939             1,786          +9%
--------------------------------------------------------------------------------------------------
EBIT                                                         146               130         +12%
--------------------------------------------------------------------------------------------------
EBIT margin                                                 7.5%              7.3%
==================================================================================================
Restructuring costs (included in above EBIT figure)          -18                -5
--------------------------------------------------------------------------------------------------

* Restated

Double-digit growth in Asia and higher orders in Europe were offset by weakness in the U.S. market, where excess power capacity and low energy prices reduced utility investments. Orders were higher in Medium-Voltage Products and Utility Automation Systems. Due to reduced investments by customers in the U.S., orders were lower in High-Voltage Products and Power Transformers, and flat in Distribution Transformers. ABB expects to finalize some larger orders in the High-Voltage Products and Power Systems business areas in the second half of the year. Second-quarter orders were up 6 percent (down 3 percent in local currencies).

Significant orders in the quarter included more than US$ 100 million for flexible AC (alternating current) transmission technology in Saudi Arabia, the U.S. and Australia (booked by the High-Voltage Products and Power Systems business areas). The division won power distribution equipment orders for two metro systems in China and reported the first order for 500-kilovolt high-voltage gas-insulated switchgear in Russia.

Revenue growth in Asia and Europe, plus a solid order backlog, combined to offset the weak U.S. market. High-Voltage Products, Utility Automation Systems and Distribution Transformers reported lower revenues from the weaker U.S. market. Revenues grew in Medium-Voltage Products and Power Transformers, and were flat in Power Systems. Revenues rose 9 percent in the quarter (down 2 percent in local currencies). The strong order backlog is expected to support revenue growth in the second half of the year.

EBIT grew 12 percent in the second quarter, despite significantly higher restructuring costs. The EBIT margin, excluding restructuring, increased from
7.6 percent to 8.5 percent. The division continued to reap benefits from product and site rationalization and improved margins in most product and systems businesses.

Automation Technologies division

--------------------------------------------------------------------------------------------------
  US$ in millions                                     April-June       April-June*       Change
  (except where indicated)                                  2003              2002
--------------------------------------------------------------------------------------------------
Orders                                                     2,473             2,322          +7%
--------------------------------------------------------------------------------------------------
Revenues                                                   2,463             2,171         +13%
--------------------------------------------------------------------------------------------------
EBIT                                                         198               162         +22%
--------------------------------------------------------------------------------------------------
EBIT margin                                                 8.0%              7.5%
==================================================================================================
Restructuring costs (included in above EBIT figure)          -26               -17
--------------------------------------------------------------------------------------------------

* Restated

Double-digit order growth in Asia and Europe was slightly offset by weakness in the Americas. The introduction of several new automation products early in the year supported higher orders in most product categories. Growth in product orders was accompanied by a reduced dependence on large system contracts.

Orders for low-voltage drives, sometimes seen as a leading indicator of industrial recovery, increased strongly in the quarter. Higher oil prices lifted investments for oil and gas production systems while demand in chemicals and petrochemicals remained weak. Orders slipped in the metal and minerals area and remained flat in the marine sector as customers postponed some investments. Despite lower demand from the automotive sector in the Americas, orders for robotics solutions increased. Overall, orders for the division grew 7 percent in the quarter compared to the same quarter last year (down 7 percent in local currencies).

Key orders in the quarter included a US$ 34-million contract extension with Statoil of Norway, providing service and maintenance to all of its installations.

Both the product and service businesses achieved double-digit revenue growth, and revenues were higher in Asia and Europe. Revenues were down in Paper, Minerals, Marine and Turbocharging, higher in Robotics, Automotive and Manufacturing, as well as Petroleum, Chemical and Consumer Industries, and flat in the remaining business areas. Overall divisional revenues were 13 percent higher compared to the second quarter of 2002 (flat in local currencies).

EBIT improved by 22 percent, despite higher restructuring costs, reflecting productivity improvements. Excluding restructuring, the EBIT margin increased to
9.1 percent. The division continued to focus on improving the gross profit margin on orders and reducing the overall cost base. Continued good growth in the service business, combined with strict project management, contributed to higher second-quarter EBIT margins.

Non-core activities

-------------------------------------------------------------------------------------------------------
US$ in millions                                                     April-June            April-June**
                                                                          2003                    2002

-------------------------------------------------------------------------------------------------------
EBIT                                                                       -33                      12
-------------------------------------------------------------------------------------------------------
     Insurance                                                              44                     -17
-------------------------------------------------------------------------------------------------------
     Equity Ventures                                                        44                      17
-------------------------------------------------------------------------------------------------------
     Remaining Structured Finance                                          -51                      76
-------------------------------------------------------------------------------------------------------
     Building Systems                                                      -46                     -22
-------------------------------------------------------------------------------------------------------
     New Ventures                                                          -15                     -15
-------------------------------------------------------------------------------------------------------
     Other non-core activities*                                             -9                     -27
=======================================================================================================
Restructuring costs (included in above EBIT figure)                        -38                      -5
-------------------------------------------------------------------------------------------------------

* Comprises mainly former Group Processes division
** Restated

Non-core activities recorded an EBIT loss for the second quarter of US$ 33 million compared to a profit of US$ 12 million in the same period last year.

The Insurance business benefited from higher premium income and a stronger performance in the investment portfolio to lift both revenues and earnings. This more than offset losses ceded in the run-off of the Scandinavian Reinsurance unit.

Equity Ventures, consisting mainly of equity-accounted investments, improved earnings mainly as the result of a US$ 28-million gain from the sale of investments in a power plant project and a power transmission network, both in Australia.

The loss in the remaining Structured Finance activities includes a loss of US$ 87 million on the sale of the company's 35-percent stake in SEK, and reflects lower operational earnings in the second quarter of this year compared to the same quarter in 2002. Including earnings in the first half of the year, the net impact from SEK on EBIT in 2003 is negative US$ 60 million.

In Building Systems, revenues in the quarter were flat in a difficult market, especially in Europe. Operational losses in Germany and Sweden, plus further restructuring costs in Germany, led to a loss for the quarter of US$ 46 million.

New Ventures continued its restructuring activities, and losses remained at the same level as the second quarter of 2002.

Corporate

-------------------------------------------------------------------------------------------------------
US$ in millions                                                     April-June              April-June
                                                                          2003                    2002
-------------------------------------------------------------------------------------------------------
EBIT                                                                      -140                    -154
-------------------------------------------------------------------------------------------------------
         Headquarters/Stewardship                                          -98                     -65
-------------------------------------------------------------------------------------------------------
         Research and development                                          -23                     -28
-------------------------------------------------------------------------------------------------------
         Other*                                                            -19                     -61
=======================================================================================================
Restructuring costs (included in above EBIT figure)                          0                     -24
-------------------------------------------------------------------------------------------------------

* includes consolidation, real estate and Treasury Services.

Total corporate costs decreased to US$ 140 million. Headquarters and stewardship costs, which reflect the operating costs of the global head office and parts of local holding companies in some 60 countries, increased in the quarter. Research and development costs were lower, reflecting benefits from restructuring undertaken in 2002. Other costs were sharply lower, mainly the result of cost reductions in treasury services related to the ending of proprietary trading in June 2002.

Other income and expenses (included in EBIT)

-------------------------------------------------------------------------------------------------------
US$ in millions                                                     April-June              April-June
                                                                          2003                    2002
-------------------------------------------------------------------------------------------------------
                                                                           -97                      46
-------------------------------------------------------------------------------------------------------
     Restructuring charges                                                 -82                     -51
-------------------------------------------------------------------------------------------------------
     Capital gains/(losses)                                                -69                      12
-------------------------------------------------------------------------------------------------------
     Write-downs of assets                                                  -3                     -31
-------------------------------------------------------------------------------------------------------
     Income from equity accounted companies, licenses                       57                     116
     and other
-------------------------------------------------------------------------------------------------------

Discontinued operations (not included in EBIT)

-------------------------------------------------------------------------------------------------------
US$ in millions                                                     April-June             April-June
                                                                          2003                   2002
-------------------------------------------------------------------------------------------------------
Net income (loss)                                                          -87                     -3
-------------------------------------------------------------------------------------------------------
Oil, Gas and Petrochemicals                                                -43                     30
-------------------------------------------------------------------------------------------------------
Asbestos                                                                   -36                   n.a.
-------------------------------------------------------------------------------------------------------
Other                                                                       -8                    -33
-------------------------------------------------------------------------------------------------------

See page 2 for a discussion of the results from discontinued operations.

Oil, Gas and Petrochemicals

---------------------------------------------------------------------------------------------
US$ in millions                                Apr-June            Apr-June           Change
(except where indicated)                           2003                2002
---------------------------------------------------------------------------------------------
Orders                                              845               1,493             -43%
---------------------------------------------------------------------------------------------
Revenues                                          1,056               1,004              +5%
---------------------------------------------------------------------------------------------
Net income                                          -43                  30
---------------------------------------------------------------------------------------------


Orders for the Oil, Gas and Petrochemicals division decreased 43 percent in the quarter (down 51 percent in local currencies), mainly the result of the strong second quarter in 2002 when ABB won a US$ 980-million order in Russia. Revenues were 5 percent higher (up 2 percent in local currencies) as sales were recorded on large downstream projects. Sales were lower in the upstream business, reflecting the strategic move away from lump-sum engineering, procurement and construction (EPC) contracts. Income decreased due to higher project costs caused by delays in two large contracts in Europe and Latin America, and increased interest expense.

ABB Q2 and first-half 2003 key figures (US$ millions)

-----------------------------------------------------------------------------------------------------------
                                                         Apr.-June       Apr.-June         % change
                                                              2003         2002(1)   ----------------------
                                                                                       Nominal      Local
-----------------------------------------------------------------------------------------------------------
Orders            Group                                      4,929           4,667          6%         -6%
                -------------------------------------------------------------------------------------------
                    Power Technologies                       1,923           1,809          6%         -3%
                -------------------------------------------------------------------------------------------
                    Automation Technologies                  2,473           2,322          7%         -7%
                -------------------------------------------------------------------------------------------
                    Non-core activities                        911           1,023
                -------------------------------------------------------------------------------------------
                    Corporate                                 -378            -487
-----------------------------------------------------------------------------------------------------------
Revenues          Group                                      5,061           4,534         12%         -2%
                -------------------------------------------------------------------------------------------
                    Power Technologies                       1,939           1,786          9%         -2%
                -------------------------------------------------------------------------------------------
                    Automation Technologies                  2,463           2,171         13%          0%
                -------------------------------------------------------------------------------------------
                    Non-core activities                      1,050           1,017
                -------------------------------------------------------------------------------------------
                    Corporate                                 -391            -440
-----------------------------------------------------------------------------------------------------------
EBIT*             Group                                        171             150         14%
                -------------------------------------------------------------------------------------------
                    Power Technologies                         146             130         12%
                -------------------------------------------------------------------------------------------
                    Automation Technologies                    198             162         22%
                -------------------------------------------------------------------------------------------
                    Non-core activities                        -33              12
                -------------------------------------------------------------------------------------------
                    Corporate                                 -140            -154
-----------------------------------------------------------------------------------------------------------
EBIT margin       Group                                       3.4%            3.3%
                -------------------------------------------------------------------------------------------
                    Power Technologies                        7.5%            7.3%
                -------------------------------------------------------------------------------------------
                    Automation Technologies                   8.0%            7.5%
                -------------------------------------------------------------------------------------------
                    Non-core activities                      -3.1%            1.2%
                -------------------------------------------------------------------------------------------
                    Corporate                                 n.a.            n.a.
-----------------------------------------------------------------------------------------------------------
Net income/loss                                                -55              38
-----------------------------------------------------------------------------------------------------------

                                                         Jan.-June       Jan.-June         % change
                                                              2003         2002(1)  -----------------------
                                                                                     Nominal      Local
-----------------------------------------------------------------------------------------------------------
Orders            Group                                     10,010           9,362          7%         -5%
                -------------------------------------------------------------------------------------------
                    Power Technologies                       3,974           3,740          6%         -3%
                -------------------------------------------------------------------------------------------
                    Automation Technologies                  4,967           4,486         11%         -4%
                -------------------------------------------------------------------------------------------
                    Non-core activities                      1,938           1,965
                -------------------------------------------------------------------------------------------
                    Corporate                                 -869            -829
-----------------------------------------------------------------------------------------------------------
Revenues          Group                                      9,556           8,485         13%         -1%
                -------------------------------------------------------------------------------------------
                    Power Technologies                       3,723           3,313         12%          3%
                -------------------------------------------------------------------------------------------
                    Automation Technologies                  4,693           4,032         16%          1%
                -------------------------------------------------------------------------------------------
                    Non-core activities                      1,992           1,890
                -------------------------------------------------------------------------------------------
                    Corporate                                 -852            -750
-----------------------------------------------------------------------------------------------------------
EBIT*             Group                                        263             422        -38%
                -------------------------------------------------------------------------------------------
                    Power Technologies                         274             240         14%
                -------------------------------------------------------------------------------------------
                    Automation Technologies                    360             270         33%
                -------------------------------------------------------------------------------------------
                    Non-core activities                        -97              51
                -------------------------------------------------------------------------------------------
                    Corporate                                 -274            -139
-----------------------------------------------------------------------------------------------------------
EBIT margin       Group                                       2.8%            5.0%
                -------------------------------------------------------------------------------------------
                    Power Technologies                        7.4%            7.2%
                -------------------------------------------------------------------------------------------
                    Automation Technologies                   7.7%            6.7%
                -------------------------------------------------------------------------------------------
                    Non-core activities                      -4.9%            2.7%
                -------------------------------------------------------------------------------------------
                    Corporate                                 n.a.            n.a.
-----------------------------------------------------------------------------------------------------------
Net income/loss                                               -100             193
-----------------------------------------------------------------------------------------------------------

* Earnings before interest and taxes, see Summary Financial Information for more information
(1) Restated to reflect the move of businesses to discontinued operations, a restatement filed by the Swedish Export Credit Corp., and the impact of the equity conversion option (bifurcation) on the convertible bond issued in May 2002.

More information
The 2003 Q2 results press release and presentation slides are available from July 29, 2003 on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations.

ABB will host a telephone conference for journalists today starting at 1000 Central European Time (CET). Callers should dial +41 91 610 56 00 (from Europe excluding Sweden), +46 8 5069 2105 (from Sweden), or +1 866 291 4166 (from the U.S.). Lines will be open 15 minutes before the start of the conference.

The audio playback of the conference call will start one hour after the end of the call and be available for 72 hours : Playback numbers: +41 91 612 4330 (Europe) or +1 412 858 1440 (U.S.). The code is 086, which needs to be confirmed by pressing the # key.

A conference call for analysts and investors is scheduled to begin at 1500 CET. Callers should dial +41 91 610 56 00 (Europe), +1 866 291 4166 (from the U.S.). Callers are requested to phone in ten minutes before the start of the conference call.

The audio playback of the conference call will start one hour after the end of the call and be available for 72 hours. Playback numbers: +41 91 612 4330 (Europe) or +1 412 858 1440 (U.S.). The code is 744 followed by the # key.

Further reporting dates in 2003 are October 28 (Q3).

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 133,000 people.

This press release includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd and ABB Ltd's lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects," "believes," "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are major markets for ABB's businesses, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in ABB's filings with the U.S. Securities and Exchange Commission. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.






For more information please contact:

Media Relations, Zurich:                      Investor Relations:
Thomas Schmidt, Wolfram Eberhardt             Switzerland: Tel. + 41 43 317 3804
Tel: +41 43 317 6492, +41 43 317 6512         Sweden: Tel. + 46 21 325 719
Fax: +41 43 317 7958                          USA: Tel: +1  203 750 7743
media.relations@ch.abb.com                    investor.relations@ch.abb.com

                          Summary Financial Information
                           Six Months Ended June 2003

ABB Ltd
Summary Consolidated Income Statements

------------------------------------------------------------------------------------------------------------------
                                                                    January - June              April - June
                                                                   2003         2002          2003         2002
                                                                             (restated)                  (restated)
                                                                 -------------------------------------------------
                                                                     -------- all amounts are unaudited --------
                                                                         (in millions, except per share data)
------------------------------------------------------------------------------------------------------------------
Revenues                                                       $   9,556    $    8,485   $    5,061   $    4,534
Cost of sales                                                     (7,115)       (6,173)      (3,720)      (3,330)
                                                               ---------------------------------------------------
Gross profit                                                       2,441         2,312        1,341        1,204
Selling, general and administrative expenses                      (2,035)       (1,997)      (1,062)      (1,090)
Amortization expense                                                 (21)          (20)         (11)         (10)
Other income (expense), net                                         (122)          127          (97)          46
                                                               ---------------------------------------------------
Earnings before interest and taxes                                   263           422          171          150
Interest and dividend income                                          70           104           30           51
Interest and other finance expense                                  (292)         (236)        (122)        (125)
                                                               ---------------------------------------------------
Income from continuing operations before taxes and
minority interest                                                     41           290           79           76
Provision for taxes                                                  (14)          (88)         (27)         (21)
Minority interest                                                    (30)          (28)         (20)         (14)
                                                               ---------------------------------------------------
Income (loss) from continuing operations                              (3)          174           32           41
Income (loss) from discontinued operations, net of tax               (97)           19          (87)          (3)
                                                               ---------------------------------------------------
Net income (loss)                                              $    (100)   $      193   $      (55)  $       38
                                                               ===================================================
Basic earnings (loss) per share:
Income from continuing operations                              $    0.00    $     0.16   $     0.03   $     0.04
Net income (loss)                                              $   (0.09)   $     0.17   $    (0.05)  $     0.03

Diluted earnings (loss) per share:
Income from continuing operations                              $    0.00    $     0.14   $     0.03   $     0.02
Net income (loss)                                              $   (0.09)   $     0.16   $    (0.05)  $     0.02
------------------------------------------------------------------------------------------------------------------

ABB Ltd
Summary Consolidated Balance Sheets

--------------------------------------------------------------------------------------------------------------------------
                                                                            At               At              At
                                                                         June 30          March 31       December 31
                                                                           2003             2003            2002
                                                                   -------------------------------------------------------
                                                                        ---------- all amounts are unaudited ----------
                                                                                 (in millions, except share data)
                                                                   -------------------------------------------------------
Cash and equivalents                                                  $      2,025    $       1,739    $      2,446
Marketable securities                                                        2,088            2,042           2,135
Receivables, net                                                             7,129            6,925           6,975
Inventories, net                                                             2,626            2,508           2,306
Prepaid expenses and other                                                   2,084            1,990           2,680
Assets held for sale and in discontinued operations                          3,765            3,650           3,489
                                                                   -------------------------------------------------------
Total current assets                                                        19,717           18,854          20,031
Financing receivables, non-current                                           1,604            1,677           1,798
Property, plant and equipment, net                                           2,801            2,766           2,778
Goodwill                                                                     2,351            2,314           2,291
Other intangible assets, net                                                   572              580             590
Prepaid pension and other related benefits                                     533              531             537
Investments and other                                                        1,210            1,550           1,508
                                                                   -------------------------------------------------------
Total assets                                                          $     28,788    $      28,272    $     29,533
                                                                   =======================================================

Accounts payable, trade                                               $      2,969    $       2,793    $      2,824
Accounts payable, other                                                      2,026            1,819           2,104
Short-term borrowings and current maturities of long-term
borrowings                                                                   3,596            3,286           2,576
Accrued liabilities and other                                                6,840            7,015           8,179
Liabilities held for sale and in discontinued operations                     2,727            2,742           2,796
                                                                   -------------------------------------------------------
Total current liabilities                                                   18,158           17,655          18,479
Long-term borrowings                                                         4,708            4,869           5,375
Pension and other related benefits                                           1,701            1,690           1,643
Deferred taxes                                                               1,080            1,159           1,158
Other liabilities                                                            1,650            1,583           1,607
                                                                   -------------------------------------------------------
Total liabilities                                                           27,297           26,956          28,262
Minority interest                                                              214              238             258
Stockholders' equity:
  Capital stock and additional paid-in capital (1,600,009,432 authorized, contingent and issued shares; 1,200,009,432 shares
  issued at June 30, 2003)                                                     571              571           2,027
  Retained earnings                                                          2,514            2,569           2,614
  Accumulated other comprehensive loss                                      (1,670)          (1,924)         (1,878)
  Less: Treasury stock, at cost (6,830,312 shares at June 30,
  2003)                                                                       (138)            (138)         (1,750)
                                                                   -------------------------------------------------------
Total stockholders' equity                                                   1,277            1,078           1,013
                                                                   -------------------------------------------------------
Total liabilities and stockholders' equity                            $     28,788    $      28,272    $     29,533
                                                                   =======================================================
--------------------------------------------------------------------------------------------------------------------------

ABB Ltd
Summary Consolidated Statements of Cash Flows

----------------------------------------------------------------------------------------------------------------------
                                                                         January - June            April - June
                                                                        2003        2002        2003         2002
                                                                                 (restated)               (restated)
                                                                     -------------------------------------------------
                                                                        -------- all amounts are unaudited --------
                                                                                      (in millions)
----------------------------------------------------------------------------------------------------------------------
Operating activities
Net income (loss)                                                    $     (100) $      193   $      (55) $       38
Adjustments to reconcile net income (loss) to net cash provided by
(used in) operating activities:
  Depreciation and amortization                                             290         291          146         139
  Provisions*                                                              (640)       (341)        (170)       (195)
  Pension and post-retirement benefits                                      (50)         29          (48)         28
  Deferred taxes                                                            (85)        (28)         (48)        (34)
  Net gain from sale of property, plant and equipment                       (12)        (11)          (1)         (8)
  Other                                                                     162         (38)          94          49
  Changes in operating assets and liabilities:
    Marketable securities (trading)                                          35         463          (11)        397
    Trade receivables                                                       (44)        213           69        (134)
    Inventories                                                            (125)       (202)           8         (38)
    Trade payables                                                          (47)         78          (10)        111
    Other assets and liabilities, net                                      (337)       (656)           1        (181)
                                                                   ---------------------------------------------------
Net cash provided by (used in) operating activities                        (953)         (9)         (25)        172
                                                                   ---------------------------------------------------

Investing activities
Changes in financing receivables                                            159        (149)          38          73
Purchases of marketable securities (other than trading)                  (1,885)     (1,544)      (1,092)       (708)
Purchases of property, plant and equipment                                 (230)       (297)        (130)       (145)
Acquisitions of businesses (net of cash acquired)                           (44)        (64)         (30)        (54)
Proceeds from sales of marketable securities (other than trading)         2,003       1,839        1,174         736
Proceeds from sales of property, plant and equipment                         62         343           17         320
Proceeds from sales of businesses (net of cash disposed)                    257         229          243          59
                                                                   ---------------------------------------------------
Net cash provided by investing activities                                   322         357          220         281
                                                                   ---------------------------------------------------

Financing activities
Changes in borrowings                                                       (52)       (834)          35      (2,170)
Treasury and capital stock transactions                                     156          --           --          --
Other                                                                        42          18           27          18
                                                                   ---------------------------------------------------
Net cash provided by (used in) financing activities                         146        (816)          62      (2,152)
                                                                   ---------------------------------------------------

Effects of exchange rate changes on cash and equivalents                     61          84           49          90
Adjustment for the net change in cash and equivalents in
discontinued operations                                                       3         (20)         (20)        (36)
                                                                   ---------------------------------------------------
Net change in cash and equivalents - continuing operations                 (421)       (404)         286      (1,645)
                                                                   ---------------------------------------------------
Cash and equivalents beginning of period                                  2,446       2,412        1,739       3,653
                                                                   ---------------------------------------------------
Cash and equivalents end of period                                   $    2,025  $    2,008   $    2,025  $    2,008
                                                                   ===================================================

Interest paid                                                        $      226  $      276   $       97  $      139
Taxes paid                                                           $      107  $      139   $       53  $       96
----------------------------------------------------------------------------------------------------------------------

* Reclassified to reflect the change in all provisions (previously this line was comprised of restructuring provisions only)

ABB Ltd notes to summary consolidated financial statements (unaudited)
                    (US$ in millions, except per share data)

Note 1  Developments in the six months ended June 30, 2003:

o    Annual general meeting

     At the Company's annual general meeting held on May 16, 2003, the Company's shareholders approved amendments to its articles of incorporation providing for authorized share capital and an extension in contingent share capital.

     The amendments include the creation of CHF 250 million in authorized share capital, replacing CHF 100 million that expired in June 2001. This entitles the Company's board of directors to issue up to 100 million new ABB shares, of which some 30 million are reserved for use with the pre-packaged plan of reorganization of the Company's U.S. subsidiary, Combustion Engineering, Inc.

     The amendments also include an increase of contingent capital from CHF 200 million to CHF 750 million, allowing the issue of up to a further 300 million new ABB shares.

o    Sale of treasury shares

     In March 2003, the Company sold approximately 80 million treasury shares in two transactions for approximately $156 million.

o    Divestitures

     In March 2003, the Company sold its aircraft leasing business for approximately $90 million, resulting in a loss on sale of $30 million recorded in other income (expense), net.

     In May 2003, the Company sold its interest in Sinopec Corp. in China, previously recorded as marketable securities, for approximately $82 million, resulting in a loss on sale of $40 million recorded in interest and other finance expense.

     In June 2003, the Company sold its interests in certain investees in Australia for approximately $90 million, resulting in a gain on sale of $28 million recorded in other income (expense), net.

     In June 2003, the Company sold its entire 35% interest in Swedish Export Credit Corporation to the Government of Sweden for SEK 1,240 million, resulting in net proceeds of approximately $149 million and a loss on sale of $87 million recorded in other income (expense), net.

o    Reclassifications and restatements

     Amounts in prior periods have been reclassified to conform to the Company's current presentation.

     On April 17, 2003, Swedish Export Credit Corporation, an equity accounted investee of the Company, filed an amendment to its Annual Report on Form 20-F for the fiscal year ended December 31, 2001, to correct an error in its accounting for the fair value of certain financial instruments. Amounts presented in these summary consolidated financial statements include the effect of adjustments recorded by Swedish Export

     Credit Corporation in the period ended June 30, 2002, to properly account for such instruments in accordance with accounting principles generally accepted in the United States. The effect of such adjustments resulted in a gain of $119 million and $63 million in the first half of 2002 and second quarter of 2002, respectively. These adjustments are recorded in other income (expense), net, and were not reflected in previously disclosed 2002 summary financial information.

     In February 2003, the United States Securities and Exchange Commission provided the Company with clarification regarding a component of the Company's convertible bonds, issued in May 2002, which must be accounted for as a derivative. Amounts presented in these summary consolidated financial statements include a gain of $26 million in interest and other finance expense in both the first half and second quarter of 2002 to properly account for such derivatives in accordance with the clarification. These adjustments were not reflected in the June 30, 2002, summary financial info released on July 24, 2002.

o    Restructuring program

     The 2001 program initiated in July 2001 in an effort to improve productivity, reduce cost base, simplify product lines, reduce multiple location activities and perform other downsizing in response to weakening markets and consolidation of major customers in certain industries continues to be paid out in 2003.

     In the first half of 2003, the Company paid termination benefits of $73 million to approximately 1,300 employees and $6 million to cover costs associated with lease terminations and other exit costs related to the 2001 program. Based on changes in management's original estimate, a $4 million increase in the amounts accrued for workforce reductions, lease terminations and other exit costs have been included in other income (expense), net. Currency fluctuations resulted in a $12 million increase in the liabilities accrued for workforce reductions, lease terminations and other exit costs. At June 30, 2003, accrued liabilities included $32 million for termination benefits and $51 million for lease terminations and other exit costs. The 2001 program was substantially completed during 2002 and the remaining liability will be used through 2003.

     In October 2002, the Company announced the Step change program. The Company estimates that restructuring charges under the Step change program will be approximately $300 million and $200 million, in 2003 and 2004, respectively. The goals of the Step change program are to increase competitiveness of the Company's core businesses, reduce overhead costs and streamline operations by approximately $900 million on an annual basis by 2005. The Step change program is expected to be completed by mid-2004.

     In the first half of 2003, related to Step change program, the Company recognized restructuring charges of $70 million related to workforce reductions and $11 million related to lease terminations and other exit costs associated with the Step change program. Based on changes in management's original estimate a $2 million increase in the amounts accrued for workforce reductions, lease terminations and other exit costs have been included in other income (expense), net. Termination benefits of $45 million were paid to approximately 580 employees and $3 million were paid to cover costs associated with lease terminations and other exit costs. Workforce reductions include production, managerial and administrative employees. Currency fluctuations resulted in a $4 million increase in the liabilities accrued for workforce reductions, lease terminations and other exit costs. At June 30, 2003, accrued liabilities included $67 million for termination benefits and $35 million for lease terminations and other exit costs.

     In the first half of 2003 related to other restructuring programs the Company recognized restructuring charges of $28 million related to workforce reductions, lease terminations and other exit costs. $4 million were paid to cover employee termination benefits and costs associated with lease terminations and other exit costs. Termination benefits were paid to approximately 230 employees. Workforce reductions include production, managerial and administrative employees. At June 30, 2003, accrued liabilities included $20 million for termination benefits and $4 million for lease terminations and other exit costs.

o    Borrowings

     The Company's total borrowings outstanding at June 30, 2003, and December 31, 2002, amounted to $8,304 million and $7,951 million, respectively. In December 2002, the Company established a new $1.5 billion 364-day revolving credit facility. This facility includes a 364-day term-out option whereby up to a maximum amount of $750 million (less half of the proceeds from any issuance of certain long-term debt instruments) may be extended for up to a further 364 days in the form of term loans. As of December 31, 2002, nothing had been drawn under this new facility. In 2003, amounts have been drawn under the facility within the facility's monthly drawing limits and at June 30, 2003, an amount of $1,442 million was outstanding under the facility.

     The facility is secured by a package of ABB assets, including the shares of the Oil, Gas and Petrochemicals division (which is earmarked for divestment and is included in assets and liabilities held for sale and in discontinued operations), specific stand-alone businesses and certain regional holding companies. The facility is also secured by certain intra-group loans.

     The facility contains certain financial covenants including minimum interest coverage, maximum gross debt level, a minimum level of consolidated net worth as well as minimum levels of disposal proceeds for specified assets and businesses during 2003.

o    Accounting for the convertible bonds

     In May 2002, the Company issued $968 million aggregate principal amount of convertible unsubordinated bonds due 2007. The Company's shares to be issued if the bonds are converted are denominated and traded in Swiss francs while the bonds are denominated in U.S. dollars. Therefore, under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, and as clarified in discussions between the Company and the United States Securities and Exchange Commission, a component of the convertible bonds must be accounted for as a derivative. A portion of the issuance proceeds is deemed to relate to the value of the derivative on issuance and subsequent changes in value of the derivative are recorded through earnings and as an adjustment to the carrying value of the bond. The allocation of a portion of the proceeds to the derivative creates a discount on issuance which is amortized to earnings over the life of the bond. Through December 31, 2002, as a result of the decline in the Company's share price since issuance of the bonds, the Company recorded a gain from the change in fair value of the derivative, partially offset by amortization of the effective discount, resulting in a net decrease to interest and other finance expense of $215 million, with a corresponding reduction in long-term borrowings. At June 30, 2003, as a result of an increase in the value of the derivative since the year-end, combined with the continued amortization of the discount on issuance, there was a charge to earnings of $36 million for the first half of 2003 and a corresponding increase in long-term borrowings, when compared to the December 31, 2002 balance.

o    Discontinued operations and businesses held for sale

     The following divestments and discontinuations are accounted for in accordance with Statement of Financial Accounting Standards No. 144 (SFAS
     144), Accounting for the Impairment or Disposal of Long-Lived Assets, issued in August 2001 by the Financial Accounting Standards Board. The balance sheet and income statement data for all periods presented have been restated to present the financial position and results of operations of the businesses meeting the criteria of SFAS 144 as discontinued operations. In addition the balance sheet data for all periods presented have been restated to present the financial position of the businesses meeting the criteria of SFAS 144 as assets and liabilities held for sale. In the statement of cash flows the effects of the discontinued operations are not segregated, as permitted by Statement of Financial Accounting Standards No. 95, Statement of Cash Flows.

     In November 2002, the Company sold the majority of its Structured Finance business to GE Commercial Finance for total cash proceeds of approximately $2.0 billion. The Structured Finance portfolio divested includes global infrastructure financing, equipment leasing and financing businesses. The divestment of this activity is in line with the Company's strategy to focus on power and automation technologies for industry and utility customers. In addition, the sale of Structured Finance was an important step in the Company's ongoing program to strengthen the balance sheet and reduce total debt. The results of operations of this business are reflected as discontinued operations.

     Also in December 2002, the Company sold its Metering business to Ruhrgas Industries GmbH of Germany, for total cash proceeds of approximately $223 million. Water and electricity metering is no longer a core business for the Company, and its divestment was part of the Company's strategy to focus on power and automation technologies for industry and utility customers. The results of operations of this business are reflected as discontinued operations.

     In the fourth quarter of 2002, the Company committed to sell its Oil, Gas and Petrochemical business which has been reflected as discontinued operations as of December 31, 2002. In addition, the Company has also discontinued certain other minor operations and projects. At June 30, 2003, the Company's Building Systems business in Sweden, Norway, Denmark, Finland, Russia, the Baltics and Switzerland met the criteria of SFAS 144 to treat their assets and liabilities as held for sale for all periods presented.

     The loss from discontinued operations, including taxes, of $97 million recorded in the first half of 2003 includes revenues of $1,825 million.

     At June 30, 2003, the major classes of assets held for sale and in discontinued operations were: $333 million of cash, cash equivalents and marketable securities; $1,624 million of receivables; $448 million of inventories; $227 million of prepaid expenses and other; $86 million of financing receivables; $161 million of property, plant and equipment; $514 million of goodwill, $82 million of other intangible assets; $62 million of prepaid pension and other related benefits; and $228 million of investments and other. At June 30, 2003, the major classes of liabilities held for sale and in discontinued operations were: $1,777 million of accounts payable; $73 million of borrowings; $507 million of accrued liabilities and other; $104 million of pension and post-retirement benefits; $47 million of deferred tax liabilities; and $219 million of other liabilities.

     In July 2003, the Company announced its agreement to sell its Building Systems business in Sweden, Norway, Denmark, Finland, Russia and the Baltics to YIT Corporation of Helsinki, Finland, for approximately $233 million.

o    Earnings per share

     The potential common shares from the warrants and options outstanding in connection with the Company's management incentive plan, were excluded from the computation of diluted earnings (loss) per share in all periods presented, as their inclusion would have been antidilutive. The potential common shares from the convertible bonds were excluded from the computation of diluted earning (loss) per share in the three and six months ended June 30, 2003, as their inclusion would have been antidilutive.

-------------------------------------------------------------------------------------------------------------------
                                                                   January - June              April - June
Basic earnings (loss) per share                                  2003          2002         2003          2002
                                                           --------------------------------------------------------
                                                                     (in millions, except per share data)
------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations                      $        (3) $       174   $        32  $        41
Income (loss) from discontinued operations, net of tax                (97)          19           (87)          (3)
                                                           --------------------------------------------------------
Net income (loss)                                             $      (100) $       193   $       (55) $        38
                                                           ========================================================

Weighted average number of shares outstanding                       1,160        1,113         1,193        1,113

Basic and diluted earnings (loss) per share:
Income from continuing operations                             $      0.00  $      0.16   $      0.03  $      0.04
Income (loss) from discontinued operations, net of tax              (0.09)        0.01         (0.08)       (0.01)
                                                           --------------------------------------------------------
Net income (loss)                                             $     (0.09) $      0.17   $     (0.05) $      0.03
                                                           ========================================================
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
                                                                   January - June              April - June
Diluted earnings (loss) per share                                2003          2002         2003          2002
                                                           --------------------------------------------------------
                                                                     (in millions, except per share data)
-------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations                     $        (3)   $      174    $        32   $        41
Effect of dilution:
Convertible bonds, net of tax                                          -           (14)             -           (14)
                                                           --------------------------------------------------------
Income (loss) from continuing operations, adjusted                    (3)          160             32            27
Income (loss) from discontinued operations, net of tax               (97)           19            (87)           (3)
                                                           --------------------------------------------------------
Net income (loss)                                            $      (100)   $      179    $       (55)  $        24
                                                           ========================================================

Weighted average number of shares outstanding                      1,160         1,113          1,193         1,113
Dilution from convertible bonds                                       --            21             --            42
                                                           --------------------------------------------------------
Diluted weighted average number of shares outstanding              1,160         1,134          1,193         1,155
                                                           ========================================================

Diluted earnings (loss) per share:
Income from continuing operations                            $      0.00    $     0.14    $      0.03   $      0.02
Income (loss) from discontinued operations, net of tax       $     (0.09)   $     0.02    $     (0.08)  $      0.00
                                                           --------------------------------------------------------
Net income (loss)                                            $     (0.09)   $     0.16    $     (0.05)  $      0.02
                                                           ========================================================
-------------------------------------------------------------------------------------------------------------------

o    Stock-based compensation

     The Company maintains a management incentive plan under which it offers stock warrants to key employees, for no consideration. The Company accounts for the warrants using the intrinsic value method of APB Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees, as permitted by Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock Based Compensation. All warrants were issued with exercise prices greater than the market prices of the stock on the dates of grant. Accordingly, the Company has recorded no compensation expense related to the warrants, except in circumstances when a participant ceases to be employed by a consolidated subsidiary, such as after a divestment by the Company. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation. Fair value of the warrants was determined on the date of grant by using the Binomial option model.

------------------------------------------------------------------------------------------------------------------
                                                                  January - June              April - June
                                                                2003         2002          2003         2002
                                                           -------------------------------------------------------
                                                                    (in millions, except per share data)
------------------------------------------------------------------------------------------------------------------
Net income (loss), as reported                               $     (100)  $       193   $      (55)  $        38
Less: Total stock-based employee compensation expense
determined under fair value method for all awards, net of
related tax effects                                                  (9)          (11)          (4)           (6)
                                                           -------------------------------------------------------
Pro forma net income (loss)                                  $     (109)  $       182   $      (59)  $        32
                                                           =======================================================

Basic and diluted earnings (loss) per share:
  Basic - as reported                                        $    (0.09)  $      0.17   $    (0.05)  $      0.03
  Basic - pro forma                                          $    (0.09)  $      0.16   $    (0.05)  $      0.03

  Diluted - as reported                                      $    (0.09)  $      0.16   $    (0.05)  $      0.02
  Diluted - pro forma                                        $    (0.09)  $      0.15   $    (0.05)  $      0.02
------------------------------------------------------------------------------------------------------------------

o    Commitments and contingencies - subject to amendment

Asbestos

On July 10, a U.S. bankruptcy court approved a pre-packaged Chapter 11 protection plan filed earlier in the year by a U.S. subsidiary of the Company, Combustion Engineering, marking further progress towards a settlement of the asbestos issue. Following the court's approval, an appeals period began before the U.S. District Court. The District Court has scheduled a hearing for July 31, 2003. The Company remains confident that the District Court will confirm the plan.


Note 2  Significant Accounting Policies

The summary consolidated financial information is prepared on the basis of accounting principles generally accepted in the United States (USGAAP) and is presented in US dollars ($) unless otherwise stated. Data for orders and number of employees are shown as additional information and are not required disclosure under USGAAP. The accompanying summary financial information is unaudited; however, in the opinion of management it includes all normal adjustments necessary for a fair presentation of the unaudited financial position of the Company at June 30, 2003, and the consolidated results of its operations and cash flows for the three and six months ended June 30, 2003 and 2002. Results of operations reported for interim periods are not necessarily indicative of results for the entire year.

The Company considers earnings before interest and taxes (EBIT), which excludes interest and dividend income, interest expense, provision for taxes, minority interest and discontinued operations, net of tax, to be the most relevant measure of the Company's and its divisions' financial and operational performance. Accordingly, the Company evaluates itself and its divisions based on EBIT (operating income).

Par value of capital stock is denominated in Swiss francs. The summary financial information as of June 30, 2003, should be read in conjunction with the December 31, 2002, financial statements contained in the ABB Group Annual Report 2002 and the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002. The audit report on these financial statements contains an explanatory paragraph that describes conditions that raise substantial doubt about the Company's ability to continue as a going concern, as described in notes 1 and 17 to the 2002 consolidated financial statements.


New accounting standards

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143 (SFAS 143), Accounting for Asset Retirement Obligations, which is effective for fiscal years beginning after June 15, 2002, and requires that the fair value of a legal obligation associated with the retirement of tangible long-lived assets be recognized in the period in which it is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the asset and allocated to expense over its useful life. The Company adopted SFAS 143 effective January 1, 2003. The adoption of SFAS 143 did not have a material impact on the Company's results of operations.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets. This Statement supersedes Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-lived Assets to Be Disposed Of, while retaining many of its requirements regarding impairment loss recognition and measurement. In addition, the new Statement broadens the presentation of discontinued operations to include more sold and abandoned businesses. The Company adopted this statement effective January 1, 2002, and, as a result, reflected the assets, liabilities and results of operations of certain businesses and groups of assets as discontinued operations and also reflected the assets and liabilities of certain businesses and groups of assets as assets and liabilities held for sale for all periods presented to the extent these businesses and groups of assets meet the new criteria. Disposals and abandonments in previous years were not re-evaluated or reclassified.

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections, which rescinds previous requirements to reflect all gains and losses from debt extinguishment as extraordinary. The Company elected to early adopt the new standard effective April 1, 2002, and, as a result, the gains from extinguishment of debt of $6 million recorded as extraordinary items in the first quarter of 2002 are no longer reflected in extraordinary items.

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The standard is effective January 1, 2003, and has been applied to restructuring plans initiated after that date.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of a guarantee; that is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at its inception. The recognition of the liability is required even if it is not probable that payments will occur under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. FIN 45 also requires additional disclosures related to guarantees. The Company has adopted the disclosure requirements of FIN 45 as of December 31, 2002. The recognition measurement provisions of FIN 45 are effective for all guarantees entered into or modified after December 31, 2002. The Company has adopted the accounting and measurement requirements of FIN 45 as of January 1, 2003.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148 (SFAS 148), Accounting for Stock-Based Compensation - Transition and Disclosure. An Amendment of FASB Statement No.
123. The Company has elected to continue with its current practice of applying the recognition and measurement principles of APB No. 25, Accounting for Stock Issued to Employees. The Company has adopted the disclosure requirements of SFAS 148 as of December 31, 2002.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. FIN 46 requires existing unconsolidated variable interest entities (VIEs) to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the parties involved. FIN 46 applies immediately to VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. For VIEs in which an enterprise holds a variable interest that was acquired before February 1, 2003, FIN 46 applies for periods beginning after June 15, 2003. The Company has substantially completed its assessment of the effects of the adoption of FIN 46 for all VIEs created before February 1, 2003, and it does not expect such effects to be material to its consolidated financial position.

In November 2002, the Emerging Issues Task Force of the Financial Accounting Standards Board issued Emerging Issues Task Force No. 00-21 (EITF 00-21), Accounting for Revenue Arrangements with Multiple Deliverables, which was amended in January 2003 and requires that (a) revenue should be recognized separately for separate units of accounting in multiple deliverables arrangement, (b) revenue for a separate unit of accounting should be recognized only when the arrangement consideration is reliably measurable and the earnings process is substantially complete, and (c) consideration should be allocated among the separate units of accounting based on their relative fair value. EITF 00-21 is applicable to transactions entered into after June 30, 2003. The Company believes that EITF 00-21 will not result in a significant change in its practice of accounting for arrangements involving delivery or performance of multiple products and services.


Note 3  Summary of Consolidated Stockholders' Equity

------------------------------------------------------------------------------------------------------------
   (in millions)
------------------------------------------------------------------------------------------------------------
Stockholders' equity at January 1, 2003                                                       $      1,013
Comprehensive gain:
Net loss                                                                           (100)
Foreign currency translation adjustments                                            129
Unrealized gain on available-for-sale securities, net of tax                         76
Unrealized gain of cash flow hedge derivatives, net of tax                            3
                                                                            -----------
Total comprehensive gain                                                                               108
                                                                                              --------------
Sale of treasury stock                                                                                 156
                                                                                              --------------
Stockholders' equity at June 30, 2003 (unaudited)                                             $      1,277
                                                                                              ==============
------------------------------------------------------------------------------------------------------------


Note 4  Segment and Geographic Data

In order to streamline the Company's structure and improve operational performance, the Company has, as of January 1, 2003, put into place two new divisions: Power Technologies, which combines the former Power Technology Products and Utilities divisions; and Automation Technologies, which combines the former Automation Technology Products and Industries divisions.

o The Power Technologies division serves electric, gas and water utilities, as well as industrial and commercial customers, with a broad range of products, systems and services for power transmission, distribution and power plant automation.
o The Automation Technologies division blends a product, system and service portfolio with end-user expertise and global presence to deliver solutions for control, motion, protection, and plant optimization across the full range of process, discrete and utility industries.
o The Non-Core Activities division was created in the fourth quarter of 2002 to group the following activities and businesses of the Company: Insurance, Equity Ventures, the remaining Structured Finance business, Building Systems, New Ventures, Air Handling, Customer Service, Group Processes, Logistic Systems, and Semiconductors.

The Company evaluates performance of its divisions based on earnings before interest and taxes (EBIT), which excludes interest and dividend income, interest expense, provision for taxes, minority interest, and income from discontinued operations, net of tax. In accordance with Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company presents division revenues, depreciation and amortization, and EBIT, all of which have been restated to reflect the changes to the Company's internal structure.

Segment data

----------------------------------------------------------------------------------------------------------------
                                                                   Orders received
                                         -----------------------------------------------------------------------
  (in millions)                                    January - June                         April - June
                                         -----------------------------------------------------------------------
                                              2003               2002              2003                2002
----------------------------------------------------------------------------------------------------------------
Power Technologies                       $      3,974       $      3,740       $     1,923        $      1,809
Automation Technologies                         4,967              4,486             2,473               2,322
Non-Core Activities                             1,938              1,965               911               1,023
Corporate(1)                                     (869)              (829)             (378)               (487)
                                         -----------------------------------------------------------------------
Total                                    $     10,010       $      9,362       $     4,929        $      4,667
                                         =======================================================================

----------------------------------------------------------------------------------------------------------------
                                                                       Revenues
                                         -----------------------------------------------------------------------
  (in millions)                                    January - June                         April - June
                                         -----------------------------------------------------------------------
                                              2003               2002              2003                2002
----------------------------------------------------------------------------------------------------------------
Power Technologies                       $      3,723       $      3,313       $     1,939        $      1,786
Automation Technologies                         4,693              4,032             2,463               2,171
Non-Core Activities                             1,992              1,890             1,050               1,017
Corporate(1)                                     (852)              (750)             (391)               (440)
                                         -----------------------------------------------------------------------
Total                                    $      9,556       $      8,485       $     5,061        $      4,534
                                         =======================================================================

----------------------------------------------------------------------------------------------------------------
                                                                 EBIT (operating income)
  (in millions)                                    January - June                         April - June
                                         -----------------------------------------------------------------------
                                              2003               2002              2003                2002
----------------------------------------------------------------------------------------------------------------
Power Technologies                       $        274       $        240       $       146        $        130
Automation Technologies                           360                270               198                 162
Non-Core Activities                               (97)                51               (33)                 12
Corporate(1)                                     (274)              (139)             (140)               (154)
                                         -----------------------------------------------------------------------
Total                                    $        263       $        422       $       171        $        150
                                         =======================================================================

----------------------------------------------------------------------------------------------------------------
                                                              Depreciation and amortization
                                         -----------------------------------------------------------------------
  (in millions)                                    January - June                         April - June
                                         -----------------------------------------------------------------------
                                              2003               2002              2003                2002
----------------------------------------------------------------------------------------------------------------
Power Technologies                       $         90       $         82       $        46        $         38
Automation Technologies                           123                 96                63                  49
Non-Core Activities                                46                 49                22                  25
Corporate                                          31                 35                15                  14
                                         -----------------------------------------------------------------------
Total                                    $        290       $        262       $       146        $        126
                                         =======================================================================

----------------------------------------------------------------------------------------------------------------
                                                                    Number of employees(2)
                                         -----------------------------------------------------------------------
                                                        June 30, 2003                  December 31, 2002
----------------------------------------------------------------------------------------------------------------
Power Technologies                                            39,000                             41,200
Automation Technologies                                       56,600                             56,600
Non-core activities                                           23,400                             26,500
Oil, Gas and Petrochemicals                                   11,500                             11,900
Corporate                                                      2,700                              2,900
                                         -----------------------------------------------------------------------
Total                                                        133,200                            139,100
                                         =======================================================================



Geographic Information

----------------------------------------------------------------------------------------------------------------
                                                                    Orders received (3)
                                         -----------------------------------------------------------------------
  (in millions)                                    January - June                         April - June
                                         -----------------------------------------------------------------------
                                               2003              2002               2003               2002
----------------------------------------------------------------------------------------------------------------
Europe                                    $      5,762      $      5,199       $      2,805       $      2,646
The Americas                                     1,705             2,241                842              1,021
Asia                                             1,470             1,119                715                577
Middle East and Africa                           1,073               803                567                423
                                         -----------------------------------------------------------------------
Total                                     $     10,010      $      9,362       $      4,929       $      4,667
                                         =======================================================================


----------------------------------------------------------------------------------------------------------------
                                                                       Revenues (3)
                                         -----------------------------------------------------------------------
  (in millions)                                    January - June                         April - June
                                         -----------------------------------------------------------------------
                                               2003              2002               2003               2002
----------------------------------------------------------------------------------------------------------------
Europe                                    $      5,381      $      4,733       $      2,861       $      2,536
The Americas                                     1,861             2,037                960              1,078
Asia                                             1,595             1,153                837                612
Middle East and Africa                             719               562                403                308
                                          ----------------------------------------------------------------------
Total                                     $      9,556      $      8,485       $      5,061       $      4,534
                                          ======================================================================

(1) Includes adjustments to eliminate inter-company transactions.

(2) Includes businesses in discontinued operations.

(3) Orders received and revenues have been reflected in the regions based on the location of the customers.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ABB LTD

Date:  July 29, 2003                    By:        /s/ HANS ENHORNING
                                           -----------------------------------
                                        Name:  Hans Enhorning
                                        Title: Group Vice President,
                                               Assistant General Counsel



                                        By:        /s/ FRANCOIS CHAMPAGNE
                                           -----------------------------------
                                        Name:  Francois Champagne
                                        Title: Group Vice President,
                                               Senior Counsel